EXHIBIT 12.1

Trailer Bridge, Inc.

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	1999	2000	2001	2002	2003	2004	Pro Forma 2004
Pretax income	(3,378,233)	(7,319,422)	(29,442,065)	(7,099,468)	(5,455,090)	4,429,604	5,843,000
Fixed Charges	5,367,970	5,246,868	5,105,945	4,581,783	4,092,384	4,847,182	10,242,000

Income before fixed charges	1,989,737	(2,072,554)	(24,336,120)	(2,517,685)	(1,362,706)	9,276,786	16,085,000

Fixed charges (excluding interest on deposits)
Interest expensed and capitalized	3,339,382	3,357,936	3,225,079	3,052,569	2,859,624	4,174,300	10,242,000
Amortized premiums, discounts and capitalized expenses relating to indebtedness	44,277	44,277	264,146	172,788	173,833	—	—
Estimate of interest within rental expense	1,984,311	1,844,655	1,616,720	1,356,426	1,058,927	672,882	—

Total fixed charges	5,367,970	5,246,868	5,105,945	4,581,783	4,092,384	4,847,182	10,242,000

Ratio of Earnings to Fixed Charges
Ratio of earnings to fixed charges	NM	NM	NM	NM	NM	191%	157%

Deficiency	(3,378,233)	(7,319,422)	(29,442,065)	(7,099,468)	(5,455,090)